UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 6, 2004

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐             No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐             No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

6 May 2004

Smith & Nephew Delivers Strong First Quarter Results

Smith & Nephew plc (LSE: SN, NYSE:SNN) announces results for the first quarter ended 3 April 2004.

Key Points

•	Sales increased an underlying 12% to £302m
•	Orthopaedics delivered accelerated underlying sales growth of 17%
•	Endoscopy regained sales momentum, rising an underlying 8%
•	Operating margin* improved to 18.6% from 16.3% in Q1 2003
•	Earnings per share* increased 24% to 4.74p

*	Before goodwill amortisation and exceptional items

Commenting on the first quarter and on the outlook for the year, Sir Christopher O’Donnell, Chief Executive, said: “I’m very pleased with our strong first quarter results, with an acceleration in Orthopaedics sales growth, a return of momentum in Endoscopy, and good underlying growth in Advanced Wound Management.

“We have already introduced a number of innovative new products this year as well as made important technology acquisitions within each of our businesses. As a result of our growth momentum we are in good shape to meet our targets going forward.”

A conference call for global analysts to discuss the company’s first quarter results will be held at 3.30 pm BST/10.30am EST today. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q1. Analysts should contact Zehra Sinmaz on +44 (0) 20 7401 7646 for conference call details.

Enquiries

Investors
Peter Hooley	Tel: +44 (0) 20 7401 7646
Smith & Nephew Finance Director

Investors/Media
Angie Craig	UK Tel: +44 (0) 20 7401 7646
Smith & Nephew Vice President US Corporate Affairs	US Tel: +1 212 850 5756

Financial Dynamics-London
David Yates	Tel: +44 (0) 20 7831 3113

Financial Dynamics-New York
Jonathan Birt	US Tel: +1 212 850 5634

First Quarter Results

Smith & Nephew had a strong first quarter, delivering underlying sales growth of 12%. Sales growth in the quarter benefited by five percentage points from extra sales days, but was negatively affected by currency by eight percentage points, leaving first quarter sales up 9% to £302m. In order to provide a consistent measure of sales growth, all references that follow refer to underlying sales growth, which excludes the effects of currency translation, the acquisition of Midland Medical Technologies (‘MMT’) and the extra sales days.

Profit before goodwill amortisation, exceptional items and tax amounted to £62m, a 25% increase over the first quarter of 2003. The operating profit margin improved to 18.6% from 16.3% as a result of sales volume and operational efficiencies compared to plant start-up inefficiencies in the first quarter of last year. Profit before taxation and after goodwill amortisation and exceptional items was £58m, compared to £40m in the first quarter of 2003.

After an ordinary tax charge of 29%, earnings per share before goodwill amortisation and exceptional items (“EPSA”) were 4.74p (23.70p per American Depositary Share, “ADS”), an increase of 24%. Basic unadjusted earnings per share were 4.28p (21.40p per ADS).

Operating Divisions

Orthopaedics sales grew 17% compared to last year, again demonstrating share gains in a market growing at an estimated 13% (excluding spine). Sales growth in the US was 23% and outside the US sales grew 9%. Sales pricing contributed approximately four percentage points to US growth.

Knee sales grew 24% (27% within the US, 20% outside the US) and hip sales grew 18% (19% within the US, 17% outside the US). Trauma sales grew by 10% in the quarter (18% within the US and flat outside the US). Clinical Therapies, which comprises the EXOGEN† and SUPARTZ† products, principally sold in the US, grew sales by 31%.

The number of reported revisions of the macrotextured knee product withdrawn from the market in August 2003 was 295 on 30 April 2004. We are working closely with our surgeons and their patients where revisions are required and continue to believe the withdrawal remains manageable.

Endoscopy, with sales 8% up on a year ago, is returning to its former growth momentum. Within the US, sales grew 6% as blades, access and visualisation products returned to growth. Sales growth outside the US was 11%.

Repair products grew 19%, radio frequency 7% and blades 5%, the latter led by sales of our new lightweight and more powerful hand piece, POWERMAX,† for use in arthroscopic resection.

Advanced Wound Management sales grew 7% over last year. Outside the US sales growth remained strong at 11%. As anticipated, sales in the US declined by 5% as we commenced the switch to a new wound enzyme debrider product.

The ALLEVYN† dressings range continued to grow sales strongly at 19%, ACTICOAT† silver dressings further accelerated to 70% sales growth and DERMAGRAFT† dermal replacement grew 61%.

Acquisitions

During the quarter our Orthopaedics Division acquired MMT, the market leader in metal-on-metal hip resurfacing with annual sales of £20m and further growth potential. We also acquired Reed Medical Designs Inc., an audio-visual technology provider, to augment Endoscopy’s visualisation capabilities and a unique water-jet wound debridement system for Advanced Wound Management.

Outlook

The markets in which we operate have continued to grow strongly and we expect to continue to expand our sales force and product offerings both internally and through acquisitions. Our first quarter results leave us on track to meet our full-year aims of high-teens sales growth for Orthopaedics and high single digits for Endoscopy and Wound Management and at least a 1% increase in operating margin. We believe we are well placed to sustain our underlying mid-teens EPSA growth target going forward.

About us

Smith & Nephew is one of the world’s leading medical device companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is one of the fastest growing orthopaedics companies in the world.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeon and professional healthcare customers, with whom its name is synonymous with the high standards of performance, innovation and trust. The company has over 7,000 employees and operates in 32 countries around the world, generating sales of nearly £1.2 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook” are forward-looking statements. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

† Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2004 QUARTER ONE RESULTS

Unaudited Group Profit and Loss Account

For the 3 Months to 3 April 2004

	Notes	2004 £m		2003 £m
Turnover including share of joint venture		341.0		316.3
Share of joint venture		(39.0)		(39.1)

Group turnover from continuing operations	1	302.0		277.2
Cost of sales		(82.8)		(83.1)
Selling, general and administrative expenses		(146.9)		(132.8)
Research and development expenses		(16.0)		(16.2)

Operating profit before goodwill amortisation and exceptional items		56.3		45.1
Goodwill amortisation *		(4.3)		(4.7)
Exceptional items*	2	—		(4.3)

Group operating profit from continuing operations	1	52.0		36.1
Share of operating profit of the joint venture before exceptional items		4.9		4.7
Share of joint venture exceptional items*	3	—		(0.4)

		56.9		40.4
Share of operating profit of associated undertaking		—		1.8

Profit on ordinary activities before interest		56.9		42.2
Interest	4	1.2		(1.8)

Profit on ordinary activities before taxation		58.1		40.4
Taxation	5	(18.1)		(13.3)

Retained profit		40.0		27.1

Basic earnings per ordinary share	7	4.28	p	2.92	p
Diluted earnings per ordinary share	7	4.26	p	2.90	p

* Results before goodwill amortisation and exceptional items
Profit before taxation	8	£62.4	m	£49.8	m
Adjusted basic earnings per ordinary share	8	4.74	p	3.83	p
Adjusted diluted earnings per ordinary share	8	4.71	p	3.80	p

SMITH & NEPHEW plc

2004 QUARTER ONE RESULTS continued

Unaudited Abridged Group Balance Sheet as at 3 April 2004

	3 April 2004 £m	29 March 2003 £m
Fixed assets
Intangible assets	341.3	321.4
Tangible assets	258.1	263.4
Investment in joint ventureA	114.0	121.2
Investment in associated undertaking	—	9.2
Investments	4.9	5.1

	718.3	720.3

Stock	243.6	246.5
Debtors	345.6	297.6
Cash	26.8	30.0
Creditors	(335.7)	(303.7)

	280.3	270.4
Borrowings	(227.3)	(355.7)
Provisions - deferred tax	(63.3)	(58.3)
- other	(26.2)	(33.4)

Shareholders’ funds	681.8	543.3

A	Investment in joint venture comprises goodwill £68.3 million, share of gross assets of £113.5 million less share of gross liabilities £67.8 million.

Unaudited Abridged Movement in Shareholders’ Funds

for the 3 Months to 3 April 2004

	2004 £m	2003 £m
Opening shareholders’ funds as at 1 January	640.8	516.9
Retained profit*	40.0	27.1
Exchange adjustments*	0.1	(1.8)
Share based expense recognised in the profit and loss account	0.4	0.4
Cost of own shares purchased	(2.4)	—
Issue of shares	2.9	0.7

Closing shareholders’ funds at the end of quarter one	681.8	543.3

*	These items are the only components of the statement of total recognised gains and losses.

SMITH & NEPHEW plc

2004 QUARTER ONE RESULTS continued

Unaudited Abridged Group Cash Flow for the 3 months to 3 April 2004

	2004 £m	2003 £m
Operating profit	52.0	36.1
Depreciation and amortisation	18.4	18.8
Working capital and provisions	(30.6)	(44.7)

Net cash inflow from operating activitiesB	39.8	10.2

Capital expenditure and financial investment	(19.1)	(15.5)

Operating cash flow	20.7	(5.3)

Joint venture dividend	5.9	—
Interest	1.6	(1.2)
Taxation	(6.2)	(5.2)
Acquisitions	(70.2)	(3.0)
Issue of shares	2.9	0.7

Net cash outflow	(45.3)	(14.0)

Exchange adjustments	21.6	(27.7)
Opening net borrowings as at 1 January	(127.1)	(276.9)

Closing net borrowings at the end of quarter one	(150.8)	(318.6)

Gearing	22%	59%

B	After £1.1 million of outgoings on rationalisation, acquisition integration and divestment costs (2003—£2.1 million) and in 2003 £3.4 million on Centerpulse transaction costs.

Net borrowings includes £49.7 million of net currency swap assets (2003—£7.1 million net currency swap assets).

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER ONE RESULTS

1.	Segmental performance for the 3 months to 3 April 2004 was as follows:

	2004 £m	2003 £m	Underlying growth in sales %
Group turnover by business segment
Orthopaedics	142.4	126.4	17
Endoscopy	74.7	71.9	8
Advanced Wound Management	84.9	78.9	7

	302.0	277.2	12

Group operating profit by business segment
Orthopaedics	32.5	27.5
Endoscopy	14.2	12.4
Advanced Wound Management	9.6	5.2

	56.3	45.1
Goodwill amortisation	(4.3)	(4.7)
Exceptional items	—	(4.3)

	52.0	36.1

Group turnover by geographic market
Europe*	101.7	88.6	9
America	155.8	150.3	14
Africa, Asia and Australasia	44.5	38.3	11

	302.0	277.2	12

*	Includes United Kingdom sales of £29.4 million (2003—£22.2 million).

Underlying sales growth is calculated by eliminating the effects of translational currency, acquisitions and extra sales days compared to Quarter 1 2003. Reported growth in sales by business segment reconciles to underlying growth in sales as follows:

	Reported growth in sales %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in sales %
Orthopaedics	13	10	(1)	(5)	17
Endoscopy	4	9	—	(5)	8
Advanced Wound Management	8	4	—	(5)	7

	9	8	—	(5)	12

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER ONE RESULTS continued

2.	Operating exceptional items in 2003 related to acquisition integration costs.

3.	The group’s share of exceptional items of the joint venture in 2003 related to manufacturing rationalisation costs of BSN Medical.

4.	Interest of £1.2 million receivable (2003—£1.8 million payable) includes £0.3 million (2003—£0.4 million) in respect of the group’s share of the net interest charge of BSN Medical and in 2003 £0.2 million in respect of the group’s share of the net interest charge of AbilityOne.

5.	Taxation of £18.1 million (2003—£14.3 million) on the profit before goodwill amortisation and exceptional items, is at the full year estimated effective rate of 29% (2003—29%). £1.2 million (2003—£1.3 million) arises in BSN Medical and in 2003 £0.6 million arose in AbilityOne. Tax relief of £1.0 million arose in 2003 as a consequence of the net exceptional items. Of the total, £18.1 million (2003—£14.2 million) relates to overseas taxation.

6.	No dividends were declared in the quarter.

7.	The basic average number of ordinary shares in issue was 934 million (2003—928 million). The diluted average number of ordinary shares in issue was 940 million (2003—934 million).

8.	Profit before taxation, goodwill amortisation and exceptional items and adjusted earnings per ordinary share are calculated as follows:

	3 Months 2004 £m	3 Months 2003 £m
Profit on ordinary activities before taxation	58.1	40.4
Adjustments:
Goodwill amortisation	4.3	4.7
Exceptional items	—	4.3
Share of joint venture exceptional items	—	0.4

Profit before taxation, goodwill amortisation and exceptional items	62.4	49.8
Taxation on profit before goodwill amortisation and exceptional items	(18.1)	(14.3)

Earnings before goodwill amortisation and exceptional items	44.3	35.5

Adjusted basic earnings per ordinary share	4.74p	3.83p
Adjusted diluted earnings per ordinary share	4.71p	3.80p

9.	Quarter one financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the group for the year ended 31 December 2003.

Independent Review Report to Smith & Nephew plc

Introduction

We have been instructed by the company to review the financial information for the three months ended 3 April 2004 which comprises the Group Profit and Loss Account, Abridged Group Balance Sheet, Abridged Movement in Shareholders’ Funds, Abridged Group Cash Flow Statement and the related notes 1 to 9. We have read the other information contained in the interim report for quarter one and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter one, including the financial information contained therein, is the responsibility of and, has been approved by the directors. The directors are responsible for preparing the interim report for quarter one in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim report results should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 3 April 2004.

Ernst & Young LLP

London	6 May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc (Registrant)

Date: May 6, 2004	By:	/s/ PAUL CHAMBERS

Paul Chambers Company Secretary